November 10, 2020

By Electronic Filing

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Attention: Edward M. Kelly, Sherry Haywood, Andi Carpenter and Anne M. McConnell

Re:	AMERI Holdings, Inc.
Pre-effective Amendment No. 4 to Registration Statement on Form S-4
Filed October 22, 2020
File No. 333-238742

Pursuant to Rule 460 and Rule 461 under the Securities Act of 1933, as amended, Ameri Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 4 p.m. Eastern time on Thursday, November 12, 2020, or as soon thereafter as practicable.

The Company acknowledges that:

●	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Brent Kelton

cc:	Richard Friedman
Barry Kostiner
Henoch Cohn
Rick Werner